UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1634

(Amendment No. 2)*

ELLINGTON RESIDENTIAL MORTGAGE REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value per share

(Title of Class of Securities)

288578 10 7

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1634 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 288578 10 7	Page 2 of 16 Pages

1.	Name of reporting persons: BLACKSTONE TACTICAL OPPORTUNITIES EARN HOLDINGS L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 2,689,702
	6.	Shared voting power: 0
	7.	Sole dispositive power: 2,689,702
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 2,689,702
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 29.5%
12.	Type of reporting person (see instructions): OO

13G

CUSIP No. 288578 10 7	Page 3 of 16 Pages

1.	Name of reporting persons: BTO EARN MANAGER L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 2,689,702
	6.	Shared voting power: 0
	7.	Sole dispositive power: 2,689,702
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 2,689,702
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 29.5%
12.	Type of reporting person (see instructions): OO

13G

CUSIP No. 288578 10 7	Page 4 of 16 Pages

1.	Name of reporting persons: BTOA L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 2,689,702
	6.	Shared voting power: 0
	7.	Sole dispositive power: 2,689,702
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 2,689,702
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 29.5%
12.	Type of reporting person (see instructions): OO

13G

CUSIP No. 288578 10 7	Page 5 of 16 Pages

1.	Name of reporting persons: BLACKSTONE HOLDINGS III L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Quebec, Canada
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 2,689,702
	6.	Shared voting power: 0
	7.	Sole dispositive power: 2,689,702
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 2,689,702
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 29.5%
12.	Type of reporting person (see instructions): PN

13G

CUSIP No. 288578 10 7	Page 6 of 16 Pages

1.	Name of reporting persons: BLACKSTONE HOLDINGS III GP L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 2,689,702
	6.	Shared voting power: 0
	7.	Sole dispositive power: 2,689,702
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 2,689,702
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 29.5%
12.	Type of reporting person (see instructions): PN

13G

CUSIP No. 288578 10 7	Page 7 of 16 Pages

1.	Name of reporting persons: BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 2,689,702
	6.	Shared voting power: 0
	7.	Sole dispositive power: 2,689,702
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 2,689,702
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 29.5%
12.	Type of reporting person (see instructions): OO

13G

CUSIP No. 288578 10 7	Page 8 of 16 Pages

1.	Name of reporting persons: THE BLACKSTONE GROUP L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 2,689,702
	6.	Shared voting power: 0
	7.	Sole dispositive power: 2,689,702
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 2,689,702
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 29.5%
12.	Type of reporting person (see instructions): PN

13G

CUSIP No. 288578 10 7	Page 9 of 16 Pages

1.	Name of reporting persons: BLACKSTONE GROUP MANAGEMENT L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 2,689,702
	6.	Shared voting power: 0
	7.	Sole dispositive power: 2,689,702
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 2,689,702
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 29.5%
12.	Type of reporting person (see instructions): OO

13G

CUSIP No. 288578 10 7	Page 10 of 16 Pages

1.	Name of reporting persons: STEPHEN A. SCHWARZMAN
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 2,689,702
	6.	Shared voting power: 0
	7.	Sole dispositive power: 2,689,702
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 2,689,702
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 29.5%
12.	Type of reporting person (see instructions): IN

Item 1.	(a). Name of Issuer

Ellington Residential Mortgage REIT (the “Company”)

(b). Address of Issuer’s Principal Executive Offices:

53 Forest Avenue, Old Greenwich, Connecticut, 06870

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	Blackstone Tactical Opportunities EARN Holdings L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(ii)	BTO EARN Manager L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(iii)	BTOA L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(iv)	Blackstone Holdings III L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: Quebec, Canada

(v)	Blackstone Holdings III GP L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(vi)	Blackstone Holdings III GP Management L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(vii)	The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(viii)	Blackstone Group Management L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(ix)	Stephen A. Schwarzman

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: United States

Blackstone Tactical Opportunities EARN Holdings L.L.C. (“EARN Holdings”) directly holds 2,689,702 Common Shares (as defined below).

BTO EARN Manager L.L.C. is the managing member of EARN Holdings. BTOA L.L.C. is the sole member of BTO EARN Manager L.L.C. Blackstone Holdings III L.P. is the managing member of BTOA L.L.C.

The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Item 2(d).	Title of Class of Securities:

Common Shares of Beneficial Interest, $0.01 par value per share (the “Common Shares “).

Item 2(e).	CUSIP Number:

288578 10 7

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Calculations of the percentage of Common Shares beneficially owned assume 9,127,039 Common Shares outstanding as of October 28, 2016 as disclosed in the Form 10-Q filed by the Company with the Securities and Exchange Commission on November 4, 2016 for the quarterly period ended September 30, 2016. As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the Common Shares listed on such Reporting Person’s cover page. EARN Holdings directly holds 2,689,702 Common Shares.

Each such Reporting Person may be deemed to beneficially own the Common Shares beneficially owned by EARN Holdings, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than EARN Holdings to the extent it directly holds Common Shares) is the beneficial owner of Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

(b)	Percent of class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Common Shares listed on such Reporting Person’s cover page.

(c)	Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

BLACKSTONE TACTICAL OPPORTUNITIES EARN HOLDINGS L.L.C.
By:	BTO EARN Manager L.L.C., its managing member
By:	BTOA L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BTO EARN MANAGER L.L.C.
By:	BTOA L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BTOA L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Ellington Residential Mortgage REIT – Schedule 13G/A]

BLACKSTONE HOLDINGS III GP L.P.
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman

[Ellington Residential Mortgage REIT – Schedule 13G/A]